Exhibit 99.1

Trina Solar Comments on ITC’s Final Determination in Antidumping Duty and Countervailing Duty Investigations

CHANGZHOU, China, January 22, 2015 — Trina Solar Limited (“Trina Solar” or the “Company”), a global leader in photovoltaic modules, solutions and services, offers the following statement regarding the affirmative final determination of the U.S. International Trade Commission (“ITC”) on January 21, 2015 that imports of certain crystalline silicon photovoltaic products from mainland China and Taiwan materially injure the domestic industry.

The determination follows the U.S. Department of Commerce’s (“DOC”) final rulings on December 17, 2014 in the antidumping duty (“AD”) investigations of imports of certain crystalline silicon photovoltaic products from mainland China and Taiwan, and the countervailing duty (“CVD”) investigation of imports of certain crystalline silicon photovoltaic products from China.

The DOC had previously determined that imports of certain crystalline silicon photovoltaic products were dumped in the United States from China and that imports of certain crystalline silicon photovoltaic products from China received subsidies. Trina Solar was a mandatory respondent to both of the investigations regarding China, in which it received a final dumping tariff of 26.71% and a final subsidy tariff of 49.79% under the final determination of the DOC. The Company expects the combined tariff to be reduced after the DOC completes its double-counting analysis in the coming weeks.

Trina Solar believes that the final determinations made by the ITC and the DOC are both wrong and unfair. Trina Solar is in discussions with its legal advisers and other parties regarding whether to file an appeal to the final determinations issued by the DOC and the ITC.

The Company remains committed to serving its many customers and business partners in the United States, where Trina Solar has built a solid and long-standing reputation for high quality products and services. Trina Solar believes that because of its competitive cost structure, in-house manufacturing capacities, global expansion strategies, strong brand image and quality products, it will continue to play an important role in the U.S. market.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Teresa Tan, CFO (Changzhou)	Rachael Layfield
Email: teresa.tan@trinasolar.com	Phone: + (86) 10-5960-8600 (Beijing)
Email: trina@brunswickgroup.com

Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com